November 8, 2018

Thomas L. Tran
Chief Financial Officer and Treasurer
Molina Healthcare, Inc.
200 Oceangate, Suite 100
Long Beach, California 90802

       Re: Molina Healthcare, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-31719

Dear Mr. Tran:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
Note 10: Medical Claims and Benefits Payable, page 95

1. At the bottom of page 97 you disclose that the prior year unfavorable development recorded in 2017 is the result of "inaccurate adjudication of provider claims at our Florida,
      Illinois, New Mexico and Puerto Rico health plans that created substantial payment backlogs which we were unable to adequately measure when we estimated our liability at
      December 31, 2016." Please address the following:
        Tell us what you mean by inaccurate adjudication of provider claims, and provide us the facts and circumstances surrounding these inaccuracies as well as their causes and when they occurred and were discovered.
        Tell us how the inaccurate adjudications created substantial payment backlogs that you
 Thomas L. Tran
Molina Healthcare, Inc.
November 8, 2018
Page 2
             were unable to measure when you estimated your liability at December 31, 2016 and the relevance of these payment backlogs on your estimate of the December 31, 2016 liability.
             Tell us the estimated amount of 2017 unfavorable development attributable to the inaccurate adjudications and inability to accurately measure payment backlogs for each of the identified health plans.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameThomas L. Tran                            Sincerely,
Comapany NameMolina Healthcare, Inc.
                                                            Division of
Corporation Finance
November 8, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName